MDS INC. POSITIONS FOR GROWTH

Fourth-Quarter Charge, Annual Cost Savings Beginning Next Year

Toronto, Canada - October 28, 2003: MDS Inc. (TSX: MDS, NYSE: MDZ) has announced a number of key initiatives targeted at positioning the company for strong growth and improved financial performance over the next 12-24 months and beyond.

"Our plan has three areas of focus which are now in progress. We are re-allocating capital to the fastest growing segments of our business. We are creating a more integrated and efficient organization. And we are further aligning the interests of management and shareholders," said John Rogers, President and CEO of MDS.

While the various initiatives are expected to result in a pre-tax charge of $45 to $55 million in the fourth quarter, the company anticipates that these changes will result in savings of approximately $10 million in 2004, growing to approximately $40 million in 2005. These changes will result in the elimination of 450-500 positions (including 100 positions transferred to IBM) across MDS.

Some of the initiatives are already underway. Other steps are being announced today.

Focus on Growth

  Today, the company announced an orderly exit from the generic radiopharmaceutical business located in Fleurus, Belgium. The generic radiopharmaceutical business is subject to increased regulatory standards, which would require a further investment not warranted by the prospects of this business. It is our intention to continue to use the Fleurus operation to support the remaining radioisotope business.
  The company's U.S. Diagnostics business has not met expectations for growth and profitability. MDS is taking steps to improve margins while examining the best way to participate in this market.
  MDS continues to review all of its businesses to ensure that capital is directed to higher growth areas. For example, the company sold its High-Dose-Rate Brachytherapy and Oncology Software Systems businesses in 2003.

Integrated & Efficient Operations

  MDS has entered into a seven-year outsourcing agreement with IBM to manage a more robust, higher quality IT infrastructure.
  MDS will begin the implementation of an enterprise wide common business system - Oracle e-Business Suite beginning November 1, 2003.
  MDS Enterprise Services has been created, effective November 1, 2003. Our new organization, which includes finance, human resources, IT, legal, communications, supply chain management and facility services, will act as a service provider to our growing global business units and our streamlined corporate center.
  In 2003, MDS has consolidated and outsourced several support functions including its global payroll, employee benefit administration and stock option administration.

Enhanced Alignment of MDS Shareholder and Management

  MDS management compensation plans have been aligned with new financial metrics beginning in 2004.
  MDS has implemented a new mid-term incentive plan linked to specific operating margin improvement targets and achievement of defined change outcomes across MDS. This will result in the replacement of a portion of annual option grants with performance share units.
  The MDS annual bonus compensation plan has been modified to emphasize return on capital and operating cash flow metrics in addition to earnings targets.
  MDS intends to expense stock options and implement share ownership guidelines for senior management beginning in fiscal 2004.

"MDS management is unwavering in its commitment to delivering 15% compounded annual earnings growth. Today's announcement, in combination with specific actions across the enterprise, will help us move quickly to achieving that goal," John Rogers added.

MDS will host an analyst day tomorrow, which will be available for viewing via webcast at www.mdsintl.com.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:
Sharon Mathers Vice-President, Investor Relations MDS Inc. 100 International Boulevard Toronto, ON M9W 6J6 416-675-6777 x 2695 smathers@mdsintl.com